SCHEDULE 13D

Amendment No. 4
TOAST INC
Class A Common Shares
Cusip # 888787108

Date of Event Which Requires Filing of This Statement;
February 15, 2022

Cusip # 888787108
Item 1:	Reporting Person - FMR LLC
Item 4:	AF
Item 6:	Delaware
Item 7:	5,819,694
Item 8:	None
Item 9:	5,819,694
Item 10:None
Item 11:5,819,694
Item 13:3.355%
Item 14:HC


Cusip # 888787108
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	AF
Item 6:	United States of America
Item 7:	None
Item 8:	None
Item 9:	5,819,694
Item 10:None
Item 11:5,819,694
Item 13:3.355%
Item 14:IN


Cusip # 888787108
Item 1:	Reporting Person - F-Prime Capital Partners Tech Fund LP
Item 4:	WC
Item 6:	United States of America
Item 7:	5,698,213
Item 8:	None
Item 9:	5,698,213
Item 10:None
Item 11:5,698,213
Item 13:3.285%
Item 14:PN

Cusip # 888787108
Item 1: Reporting Person - Impresa Management LLC
Item 4: AF
Item 6: United States of America
Item 7: 5,698,213
Item 8: None
Item 9: 5,698,213
Item 10:None
Item 11:5,698,213
Item 13:3.285%
Item 14:IA



This statement constitutes Amendment No. 4 ("Amendment No. 4") to the Schedule 13D originally filed with the Securities and Exchange Commission on October 5, 2021 (the "Original Schedule 13D"), which Original Schedule 13D was amended by Amendment No. 1 on November 12, 2021, which was amended by Amendement No. 2 on November 23, 2021, and which was amended by Amendement No. 3 on January 7, 2022, and relates to the Class A Common Shares, par value 0.000001 dollar per share (the "Class A Common Shares"), of Toast Inc., a corporation organized under the laws of Delaware, which has its principal executive offices at 401 Park Drive, Suite 801, Boston, MA, 02215 (the "Company").

Except as specifically amended by this Amendment No. 4, the Original Schedule 13D is unchanged.


Item 5.	Interest in Securities of Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

	FMR beneficially owns 121,481 shares of Class A Common Stock, which is held by investment companies, funds, collective investment trusts and other client accounts that are advised by investment advisers which are subsidiaries of FMR. This amount is 0.070% of the Class A Common Stock outstanding as reported in the Company's Form 8-K and Exhibit 99.1 for the Fourth Quarter and Full Year 2021 Financial Results for the period ended December 31, 2021 filed with the Securities and Exchange Commission on February 15, 2022.

F-Prime and Impresa Management LLC are deemed to beneficially own 3.285% of the Class A Common Stock as a result of the direct ownership of 5,698,213 shares of Class B Common Stock of Toast Inc., which converts to Class A Common Stock at the election of the holder at an exchange rate of 1:1. This percentage is based on 173,431,138 shares of Class A Common Stock outstanding, which is the sum of (i) 167,732,925 Class A Common Stock outstanding as reported in the Company's Form 8-K and Exhibit 99.1 for the Fourth Quarter and Full Year 2021 Financial Results for the period ended December 31, 2021 filed with the Securities and Exchange Commission on February 15, 2022 and (ii) the 5,698,213 shares of
Class A Common Stock that F-Prime and Impresa Management LLC have the right to acquire upon conversion of Class B common Stock, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i)(D) under the Exchange Act.

Assuming the conversion of all outstanding shares of Class B Common Stock into Class A Common Stock, the 5,698,213 shares of Class A Common Stock reported as being beneficially owned by F-Prime and Impresa Management LLC would represent 1.123% of the outstanding Class A Common Stock.

The responses to Items 7 and 9 on the cover page are hereby incorporated by reference.

Each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the Class A Common Stock of Toast Inc. on February 15, 2022.

Schedule C is hereby incorporated by reference.



SCHEDULE C

During the past 60 days, the following transactions occurred in the Class A Common Shares for cash in the open market as set forth below.

(i) FMR LLC effected the following transactions:

		Number of Shares	Price Per
Date		Purchased/(Sold)	Share

12/20/2021	    (16,465) 		$34.87
12/20/2021	     (1,100) 		$33.46
12/20/2021	       (500) 		$33.75
12/20/2021	     (5,100) 		$34.33
12/20/2021	       (100) 		$33.81
12/20/2021	     (1,700) 		$33.88
12/20/2021	        (35) 		$34.45
12/21/2021	     (3,811) 		$36.19
12/21/2021	     (1,100) 		$35.21
12/21/2021	       (240) 		$35.39
12/21/2021	     (2,100) 		$35.76
12/21/2021	       (593) 		$35.57
12/21/2021	       (597) 		$35.47
12/21/2021	     (4,299) 		$35.28
12/21/2021	    (12,260) 		$35.22
12/22/2021	     (2,449) 		$37.98
12/22/2021	       (573) 		$37.68
12/22/2021	       (200) 		$37.94
12/22/2021	       (200) 		$37.71
12/22/2021	    (11,154) 		$37.84
12/22/2021	     (3,100) 		$37.86
12/22/2021	     (4,700) 		$37.85
12/22/2021	     (1,374) 		$37.98
12/22/2021	     (1,250) 		$38.22
12/23/2021	       (163) 		$37.85
12/23/2021	     (8,400) 		$37.69
12/23/2021	       (200) 		$37.64
12/23/2021	     (2,400) 		$37.54
12/23/2021	       (400) 		$37.62
12/23/2021	       (300) 		$37.61
12/23/2021	     (1,081) 		$37.68
12/23/2021	     (3,300) 		$37.65
12/23/2021	     (1,656) 		$37.62
12/23/2021	     (7,100) 		$37.88
12/27/2021	        (34) 		$39.33
12/27/2021	     (8,200) 		$39.23
12/27/2021	     (1,238) 		$39.47
12/27/2021	     (6,100) 		$39.26
12/27/2021	     (2,858) 		$39.18
12/27/2021	     (1,570) 		$39.33
12/28/2021	     (3,642) 		$36.09
12/28/2021	       (588) 		$36.76
12/28/2021	       (430) 		$37.62
12/28/2021	     (1,800) 		$37.56
12/28/2021	     (1,200) 		$38.03
12/28/2021	     (2,340) 		$37.51
12/29/2021	    (15,288) 		$37.16
12/29/2021	    (15,400) 		$37.31
12/29/2021	       (800) 		$37.39
12/29/2021	     (2,200) 		$37.29
12/29/2021	     (8,500) 		$36.95
12/29/2021	     (2,186) 		$36.43
12/29/2021	    (34,900) 		$36.75
12/29/2021	       (100) 		$35.79
12/29/2021	       (342) 		$35.82
12/29/2021	     (1,342) 		$35.58
12/29/2021	       (500) 		$35.91
12/29/2021	       (600) 		$35.77
12/29/2021	     (1,400) 		$35.90
12/29/2021	       (500) 		$36.26
12/29/2021	     (2,442) 		$35.62
12/30/2021	     (2,426) 		$37.80
12/30/2021	     (2,150) 		$37.43
12/30/2021	       (108) 		$37.10
12/30/2021	     (1,815) 		$37.09
12/30/2021	     (1,541) 		$37.14
12/30/2021	     (1,860) 		$37.35
12/30/2021	       (800) 		$37.20
12/30/2021	        800 		$37.20
12/31/2021	    (12,413) 		$34.61
12/31/2021	       (100) 		$35.64
12/31/2021	     (5,289) 		$35.10
12/31/2021	    (12,687) 		$35.09
12/31/2021	       (700) 		$35.25
12/31/2021	     (5,184) 		$35.03
12/31/2021	    (15,284) 		$35.14
12/31/2021	     (2,655) 		$35.32
12/31/2021	    (20,300) 		$35.23
12/31/2021	     (9,951) 		$35.30
01/03/2022	       (100) 		$33.18
01/03/2022	        (23) 		$32.91
01/03/2022	     (8,046) 		$33.23
01/03/2022	    (10,100) 		$32.96
01/03/2022	       (600) 		$33.19
01/03/2022	     (7,454) 		$33.03
01/03/2022	     (4,241) 		$32.99
01/03/2022	    (26,116) 		$33.03
01/03/2022	    (18,846) 		$33.06
01/04/2022	     (3,832) 		$30.41
01/04/2022	     (1,000) 		$31.21
01/04/2022	       (300) 		$31.20
01/04/2022	     (1,503) 		$31.48
01/04/2022	     (3,778) 		$31.37
01/04/2022	     (9,587) 		$31.09
01/05/2022	   (136,600) 		$27.96
01/05/2022	    (50,000) 		$29.77
01/05/2022	     (1,900) 		$29.87
01/05/2022	     (2,800) 		$30.51
01/05/2022	       (500) 		$30.39
01/05/2022	     (1,200) 		$30.38
01/05/2022	       (300) 		$30.58
01/05/2022	       (500) 		$30.60
01/05/2022	     (2,048) 		$30.41
01/05/2022	     (6,543) 		$30.28
01/05/2022	     (1,720) 		$30.50
02/02/2022		192 		$25.80
02/02/2022		200 		$25.85
02/02/2022		400 		$25.80
02/02/2022		700 		$25.73
02/02/2022	      4,500 		$25.55
02/02/2022	      6,202 		$25.73
02/02/2022	      2,001 		$25.58
02/02/2022	     10,805 		$25.44
02/03/2022	        100 		$23.14
02/03/2022	        549 		$23.19
02/03/2022	      1,000 		$23.09
02/03/2022	        700 		$23.19
02/03/2022	      6,851 		$23.08
02/03/2022		100 		$23.42
02/03/2022		700 		$23.42
02/04/2022	      4,000 		$22.05
02/04/2022	      1,000 		$21.96
02/04/2022	        900 		$22.01
02/04/2022	      4,100 		$21.98
02/07/2022	        400 		$24.14
02/07/2022	        500 		$24.13
02/07/2022		400 		$24.14
02/07/2022		400 		$24.14
02/07/2022		712 		$24.41
02/07/2022	      1,100 		$24.07
02/07/2022	      6,488 		$24.13
02/08/2022	          4 		$25.04
02/08/2022	        327 		$25.10
02/08/2022	      5,068 		$24.99
02/08/2022	      4,601 		$24.39
02/09/2022		600 		$27.18
02/09/2022	      9,300 		$27.73
02/09/2022		100 		$27.47
02/10/2022	      7,354 		$29.66
02/10/2022		722 		$29.70
02/10/2022		500 		$28.79
02/10/2022	      1,424 		$29.54
02/11/2022		345 		$28.96
02/11/2022	      9,655 		$29.12
02/14/2022	      1,300 		$28.03
02/14/2022	      3,700 		$28.08
02/15/2022		100 		$28.64
02/15/2022		200 		$28.68
02/15/2022		200 		$28.51
02/15/2022	      1,683 		$28.66
02/15/2022		700 		$27.98
02/15/2022	      7,117 		$28.98


*all transactions above were effected on behalf of mutual funds, collective investment trusts, and other client accounts advised by subsidiaries of FMR LLC.
_______________________


SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RULE 13d-1(k)(1) AGREEMENT

The undersigned persons, on February 16, 2022, agree and consent to the joint filing on their behalf of this Schedule 13D in connection with their beneficial ownership of the Class A Common Shares of Toast Inc at February 15, 2022.

FMR LLC

By /s/ Kevin M. Meagher
Kevin M. Meagher
Duly authorized under Power of Attorney effective as of September 28, 2018, by and on behalf of FMR LLC and its direct and indirect subsidiaries*

Abigail P. Johnson

By /s/ Kevin M. Meagher
Kevin M. Meagher
Duly authorized under Power of Attorney effective as of September 30, 2018, by and on behalf of Abigail P. Johnson*

F-Prime Capital Partners Tech Fund LP

By F-Prime Capital Partners Tech Advisors Fund LP, its General Partner
By Impresa Holdings LLC, its General Partner
By Impresa Management LLC, its Managing Member
By /s/ Kevin M. Meagher
Duly authorized under Power of Attorney effective as of September 28, 2018, by and on behalf of Impresa Management LLC**

Impresa Management LLC

By /s/ Kevin M. Meagher
Duly authorized under Power of Attorney effective as of September 28, 2018 by and on behalf of Impresa Management LLC**


* This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on October 9, 2018, accession number:
0000315066-18-002414.

**This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13D filed by FMR LLC on October 5, 2021, accession number:
0000315066-21-001738.